UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

The Eastern Company

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

276317104

(CUSIP Number)

James A. Mitarotonda

Barington Capital Group, L.P.

888 Seventh Avenue, 17th Floor

New York, NY 10019

(212) 974-5700

Eric W. Kaup

Hilco Inc.

5 Revere Drive, Suite 206

Northbrook, IL 60062

(847) 274-8846

 (Name, Address and Telephone Number of

Person Authorized to Receive Notices

and Communications)

February 6, 2015

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box:  [   ].

 (Continued on following pages)

(Page 1 of 3 Pages)

Page 2 of 3 Pages

This Amendment No. 1 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on September 30, 2014 (the “Statement”) by and on behalf of Barington Companies Equity Partners, L.P. (“Barington”) and others with respect to the common stock, no par value (the “Common Stock”), of The Eastern Company, a Connecticut corporation (the “Company” or “Eastern”).  The principal executive offices of the Company are located at 112 Bridge Street, Naugatuck, Connecticut 06770.

Item 4.   Purpose of Transaction.

The information contained in Item 4 of the Statement is hereby amended and supplemented as follows:

On February 6, 2015, James A. Mitarotonda, the Chairman and Chief Executive Officer of Barington Capital Group, L.P., sent a letter to Leonard F. Leganza, the Chairman, President and Chief Executive Officer of the Company. In the letter, Barington states that while we are patient, long-term investors, we have been extremely disappointed by the lack of progress at the Company and believe that it is time for decisive action and change at Eastern.  Mr. Mitartotonda informed Mr. Leganza that Barington intends to share with him a detailed summary of Barington recommendations to enhance the Company's long-term financial and share price performance. These recommendations will include, among other things, measures to (i) improve Eastern's strategic focus, (ii) accelerate growth and product innovation in high-potential businesses, both organically and through targeted acquisitions, and (iii) improve Eastern’s corporate governance. Mr. Mitarotonda also informed Mr. Leganza that Barington strongly believes that new, independent directors need to be promptly added to the Eastern Board of Directors, and notes that the Company has not added a new director since 1993 and has an average director tenure of approximately 27 years. The letter states that Barington has identified several individuals with exceptional backgrounds and experience that Barington believes can help meaningfully improve long-term shareholder value, and that Barington will be nominating two of these candidates shortly in order to comply with the advance notice provisions of the Company’s bylaws.

A copy of the letter is attached hereto as Exhibit 99.2 and incorporated herein by reference, and the foregoing description of the letter is qualified in its entirety by reference to such exhibit.

Item 7.   Material to be Filed as Exhibits.

Item 7 of the Statement is hereby amended and supplemented as follows:

Exhibit No.	Exhibit Description

99.2

Letter, dated February 6, 2015, from James A. Mitarotonda, the Chairman and Chief Executive Officer of Barington Capital Group, L.P., to Leonard F. Leganza, the Chairman, President and Chief Executive Officer of The Eastern Company.

Page 3 of 3 Pages

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  February 6, 2015

BARINGTON COMPANIES EQUITY PARTNERS, L.P.

By:

Barington Companies Investors, LLC, its general partner

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title:   Managing Member

BARINGTON COMPANIES INVESTORS, LLC

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title:   Managing Member

BARINGTON CAPITAL GROUP, L.P.

By:  LNA Capital Corp., its general partner

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title:   President and CEO

LNA CAPITAL CORP.

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title:   President and CEO

/s/ James A. Mitarotonda

James A. Mitarotonda

HILCO INC.

By:  /s/ Eric W. Kaup

Name: Eric W. Kaup

Title:   Secretary

/s/ Jeffery B. Hecktman

Jeffery B. Hecktman